Exhibit 15.6

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

October 3, 2023

Robert Day

Acting Chief Executive Officer

Futuris Company

22 Baltimore Road

Rockville, MD 20850

Re:	Futuris Company

Offering Statement on Form 1-A

Post-Qualification Amendment No. 5

Filed September 25, 2023

File No. 024-12082

Dear Robert Day:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A filed September 25, 2023

General

1.	We note your response to comment 1, as well as your revised disclosure, with respect to the acquisition of Insigma, that “[a]s of September 15 , 2023, the shares have not been issued to Madhavi Doki.” Please disclose when you expect to issue the shares due to Madhavi Doki. To the extent the delay in issuing the shares is due to a dispute between the parties, please disclose the nature of the dispute and provide appropriate risk factor disclosure as necessary. In addition, please revise your section entitled “Certain Relationships and Related Transactions” to provide all of the required information by Item 13 of Form 1-A, including this transaction with Madhavi Doki, as you note on page 16 that Madhavi Doki is a related party.

In connection therewith, please also revise your discussion of the Recruiter.com acquisition to clarify whether such acquisition closed on October 1, 2023, and update the number of outstanding shares outstanding on, e.g., page 2 of the offering statement, given that your disclosure indicates that you have now issued such stock consideration.

Robert Day

Futuris Company

October 3, 2023

Please contact Blaise Rhodes at 202-551-3774 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mark Roderick